AB 3/10

*KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 28 2011
Washington, DC
112

SEC FILE NUMBER
8 - 66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merlin Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 3050

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hiestand **(415) 848-0270**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018960

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

KH 3/15

OATH OR AFFIRMATION

I, **John D. Hiestand**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Merlin Securities, LLC**, as of **December 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this ____ day of ________ 2011

See attached notary certificate

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.
- ☐ (p) Schedule of Segregation Requirements and funds in segregations–customers' regulated commodity futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this

23 (Date) day of February (Month), 2011 (Year), by

(1) John Hiestand (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

SHAUNA BURNS-STAUDT
Commission # 1771579
Notary Public - California
Alameda County
My Comm. Expires Oct 4, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: February 22, 2011 Number of Pages: 1

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Member
Merlin Securities, LLC

We have audited the accompanying statement of financial condition of Merlin Securities, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merlin Securities, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

MERLIN SECURITIES, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 20,619,508
Due from clearing brokers	1,308,206
Accounts receivable, net	190,042
Deposits with clearing brokers	2,366,464
Prepaid expenses and other assets	449,069
Due from parent	355,702
Total assets	$ 25,288,991
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 1,113,464
Commissions and bonuses payable	584,074
Due to customers	2,887,450
Accrued expenses	2,356,647
Total liabilities	6,941,635
Member's equity	18,347,356
Total liabilities and member's equity	$ 25,288,991

See Accompanying Notes to Statement of Financial Condition

MERLIN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2010

1. Business and Summary of Significant Accounting Policies

Business

Merlin Securities, LLC (the "Company") is a Delaware limited liability company formed on April 1, 2004. The Company is a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Parent"). As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company is an introducing broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp., Goldman Sachs Execution and Clearing Services, L.P., and Northern Trust Corporation (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Due from Clearing Brokers

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from the brokers primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers.

1. Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Due to Parent

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. The Company advanced payments to the Parent from time to time to reimburse such expenditures. Amounts due from Parent represent amounts owed to the Company by the Parent for such advances as of December 31, 2010.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability corporation for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2010. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also invests excess cash in highly liquid debt instruments issued by corporations and money market funds. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by unrelated Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

4. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2010, the Company had regulatory net capital, as defined, of $17,086,643, which exceeded the amount required by $16,623,867. The Company's aggregate indebtedness to net capital ratio was 0.4063 to 1.

5. Related Party Transactions

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis.

6. Commitments

The following is a table summarizing significant commitments as of December 31, 2010, consisting of future minimum lease payments under all non-cancelable operating leases for market data services with initial or remaining terms in excess of one year.

	Operating Leases
2011	$ 400,685
2012	256,460
2013	44,520
	$ 701,665

7. Contingencies

During 2010, a former customer threatened legal action against the Company and has submitted a draft statement of claim for losses incurred due to the Company's alleged failure to provide services per the terms of the service agreement. Management believes that the former customer's claim is without merit and has submitted a detailed response to the former customer. The Company intends to vigorously defend its position should the former customer take any further action.

8. Subsequent Events

Management evaluated subsequent events through February 22, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

Harb Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Merlin Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Merlin Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for interest earned on customer securities accounts and commissions paid to other SIPC members for clearing and execution services noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 22, 2011

Harb, Levy & Weiland LLP

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066677 FINRA DEC
MERLIN SECURITIES LLC 11*11
101 CALIFORNIA ST STE 3050
SAN FRANCISCO CA 94111-5869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

LOUIE YEUNG 415-848-0271

A.	General Assessment (item 2e from page 2)	$ 145,087
B	Less payment made with SIPC-6 filed (exclude interest) 7/23/2010 Date Paid	(70,395)
C	Less prior overpayment applied	(—)
D	Assessment balance due or (overpayment)	74,692
E	Interest computed on late payment (see instruction E) for______days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 74,692
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 74,692
H.	Overpayment carried forward	$(0)

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERLIN SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 20 11

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	Amount
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 72,140,015
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,697,553
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 931

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 4,407,694

Enter the greater of line (i) or (ii)	4,407,694
Total deductions	14,105,247
. SIPC Net Operating Revenues	$ 58,034,768
General Assessment @ .0025	$ 145,087

(to page 1, line 2.A.)